FORM 15
    (As adopted in Release No. 34-20784, March 22, 1984, 49 F.R. 12688.)

                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                  FORM 15

   Certification and Notice of Termination of Registration under Section
     12(g) of the Securities Exchange Act of 1934 or Suspension of Duty
       to File Reports Under Sections 13 and 15(d) of the Securities
                           Exchange Act of 1934.

                                           Commission File Number 000-00828

                              BIRD CORPORATION
           (Exact name of registrant as specified in its charter)

         1077 Pleasant Street, Norwood, MA 02062, (781) 551-0656
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

        Common Stock, $1.85 Cumulative Convertible Preference Stock
         (Title of each class of securities covered by this Form)

                                    None
    (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)   [x]         Rule 12h-3(b)(1)(ii)   [ ]
        Rule 12g-4(a)(1)(ii)   [ ]          Rule 12h-3(b)(2)(i)   [ ]
         Rule 12g-4(a)(2)(i)   [ ]         Rule 12h-3(b)(2)(ii)   [ ]
        Rule 12g-4(a)(2)(ii)   [ ]                   Rule 15d-6   [ ]
         Rule 12h-3(b)(1)(i)   [ ]

          Approximate number of holders of record as of the certification or notice date:
                Common Stock: one
                $1.85 Cumulative Convertible Preference Stock: none

          Pursuant to the requirements of the Securities Exchange Act of 1934, Bird Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  August 5, 1998          BIRD CORPORATION


                               by /s/ JOHN R. MESHER

                               Name:   John R. Mesher
                               Title:  Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.